Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 2.b and 14.a. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 2.b.

Are there any other conditions that the NMS Stock ATS requires a Person to satisfy before accessing the ATS services?

Yes/No

If yes, list and provide a summary of the conditions.

Yes

Participant categories

The participant categories for the Negotiation ATS are as follows:

* Members
* Customers.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the Negotiation ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the Negotiation ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI subsequently transmits a child order to the Negotiation ATS; this child order is referred to as an LPC order. If an order from a participant can access the Negotiation and H2O ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the Negotiation ATS by transmitting a manual negotiation order. A Member also can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the customers parent order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below, as applicable. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the H2O ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the H2O ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism), subject to the exception below.

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis. In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below, an outsourced trading desk (OTD) that meets the requirements set forth below, or a broker-dealer where all of the following conditions apply:

** the broker-dealer is affiliated with a Liquidnet Member that is an institution

** the traders for the institutional Member act as dual employees of the broker-dealer for purposes of executing institutional-size orders (which can be an aggregation of retail-sized orders)

** the same traders handle both types of orders

** Liquidnet and the broker-dealer have implemented the necessary processes for regulatory reporting. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.

* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.

* A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.

* A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.

* A Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency (applicable to institutional investors only).

* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.

* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.

* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time, including any criteria concerning total equity assets or total equity assets under management as Liquidnet may establish in any region from time to time. This also includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* A Liquidnet algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; (C) an outsourced trading desk (OTD) that meets

the requirements set forth below; or (D̶C̶) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.

* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.

* A Liquidnet Canada algo or trading desk customer must be an institutional investor.

* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.

* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.

* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.

* In addition to the admission and retention criteria set forth in this section:

** Buy-side automated routing customers also must meet the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members.

** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.

* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.

* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, unless otherwise agreed between Liquidnet and the dealer, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism). Liquidnet may, in its sole discretion, permit a broker dealer acting as an

outsourced trading desk on behalf of buy-side institutions to participate as an automated routing dealer even if the dealer does not identify the buy-side institution to Liquidnet on an order-by-order basis. ~~In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.~~

* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.

* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

* Liquidnet can terminate an automated routing customers participation based on an inadequate level of system usage.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and/or the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as an affiliate or~~the~~ division of a bank

An institutional investor can include an affiliate or division of a bank where the affiliate or division conducts an investment or wealth management business. For the purposes of the foregoing, this may include a broker-dealer affiliate of a bank.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

~~A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with~~ Liquidnet ~~through~~may onboard a broker-dealer acting as an outsourced trading desk (OTD) for buy-side firms (including firms that conduct a wealth management business) as (i) a trading desk or algo customer (i.e., no access to the Liquidnet desktop application) or (ii) as a Member (i.e., with access to the Liquidnet desktop application), subject to the following conditions:

* In the case of an OTD onboarded as a~~The outsourced~~ trading desk customer, the OTD must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* In the case of an OTD onboarded as a Member, the OTD must satisfy Liquidnet, and Liquidnet must determine, that the OTDs order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants
* Unless otherwise agreed between Liquidnet and the OTD~~outsourced trading desk~~, the OTD~~outsourced trading desk~~ must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* Unless otherwise agreed between Liquidnet and the OTD~~outsourced trading desk~~, the buy-side firm must enter into an agreement with Liquidnet~~.~~

* Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm (where identified)~~.~~
* The OTD acts on an agency-only basis and does not engage in any proprietary trading or market making activity
* The OTD may also handle transition management business
*Where the buy-side firm is identified to Liquidnet, Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm, as applicable.

The buy-side firm and the outsourced trading desk are both considered trading desk customers or Members, as applicable, ~~(and not LPs)~~ in connection with this arrangement. ~~This workflow is subject to Liquidnets compliance with any regulatory filing requirements.~~

Liquidnet may, in its sole discretion, permit a broker dealer acting as an outsourced trading desk on behalf of buy-side institutions to participate as either a Member or a trading desk customer even if the broker dealer does not identify the underlying buy-side institution to Liquidnet on an order-by-order basis. ~~In such case, Members and customers may elect to opt-out of interacting with order flow from such outsourced trading desk by contacting their Liquidnet sales or trading coverage.~~

Where an OTD participates as a Member, the OTD shall not disclose information provided through the Liquidnet desktop application to any customer of the OTD other than a customer

on behalf of whom the OTD has transmitted orders to Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the OTD (the applicable customer), the OTD will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider must confirm to Liquidnet that the Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Active match timer

The active match timer functionality (see Item 11.c. of this Part III) is only available to Members with PAR above 75%.

Part III, Item 14.a.

Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u>, designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

Yes/No

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

Yes

Liquidnet Transparency Controls

Members and buy-side customers can elect through Liquidnet Transparency Controls whether or not to interact with certain sources of liquidity. These elections apply to all parent orders that can otherwise interact with Liquidnet Capital Markets customers. Liquidnet Capital Markets customers cannot make elections through Liquidnet Transparency Controls.

Specifically, Members and customers can choose whether or not to interact with any or all of the following:

* Orders from LPs (IOC or resting)
* Orders from Liquidnet Capital Markets (LCM) customers.

Liquidnet Capital Markets (LCM) customers consist of the following:

* Public companies
* Private equity
* Venture capital
* Individual and corporate control persons of public-issuer stock (directors, officers, employees and corporations with controlling interests).

LCM customers are a sub-category of customers.

By default, Members interact with liquidity from LCM customers. Members and customers can elect through Liquidnet Transparency Controls to opt-out from interacting with this liquidity.

Changes to Transparency Controls

Liquidnet implemented changes to Transparency Controls on April 6, 2020. The following is a description of how the April 6, 2020 changes to Liquidnet Transparency Controls relating to sources of liquidity impacted Members and customers that had made elections through Liquidnet Transparency Controls prior to that date:

* Existing Members and customers were defaulted to interacting with liquidity from LCM customers if they were prior to that date opted-in to interacting with all categories of LCM customers.

Sources of liquidity for which an election is not available

~~Except as specified below, a~~All Members and customers interact with the following sources of liquidity and cannot choose whether or not to interact with these sources of liquidity:

* Indications and orders from other Members
* Orders from buy-side trading desk customers
* Orders from trading desk customers that are transition managers
* Orders from automated routing customers.

As set forth in Item 2.b of this Part III, Liquidnet may permit Members and customers to opt-out from interacting with order flow from a broker-dealer acting as an outsourced trading desk on behalf of buy-side institutions where the dealer does not identify the buy-side firm to Liquidnet on an order-by-order basis.

Process for Members and customers to confirm and update their elections

Liquidnet maintains for each Member and customer a record of each source of liquidity with which the Member or customer interacts. Through the Liquidnet Transparency Controls web-based system, Members and eligible customers can view and update the sources of liquidity with which they interact. Any changes input through Liquidnet Transparency Controls are implemented within twenty-four hours. A Member or customer also can update its Liquidnet Transparency Controls elections by contacting its sales or trading coverage.

Symbol blocks

At the request of a Member, LNI can block the Member from matching on a specific symbol with a specific contra based on a negative trading experience with the contra in that symbol. It is LNIs policy to comply with the Members request. LNI automatically removes any symbol block at the end of the fifth trading day after the date on which the symbol block was first instituted.

Matches and executions against the same or an affiliated participant

The Negotiation ATS does not permit two indications or orders with the same participant identifier to match or execute against each other. A participant can instruct the Negotiation ATS to block crossing between affiliated participant identifiers, as notified by the participant.